FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 25, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Announces the Results of the Annual General Meeting of Shareholders

June 25, 2009

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the decisions made at the Annual General Meeting (AGM) of the Company’s shareholders on June 25, 2009.

The following resolutions were adopted at the Meeting:

•      To approve the Company’s Full Year 2008 Annual Review and annual accounting statements in accordance with the Russian Accounting Standards.

•      To pay annual dividends of RUB 20.15(1) per ordinary MTS share (approximately $2.96 per ADR(2)) for the 2008 fiscal year, amounting to a total of RUB 39.40 billion ($1,158.3 million) or approximately 60% of US GAAP net income. As announced earlier, the record date for the Company’s share- and ADR-holders entitled to participate in the AGM and to receive dividends was May 8, 2009. Dividends will be paid out before the end of 2009.

•      To elect the following persons to the MTS Board of Directors (BoD):

•      Mr. Anton Abugov, First Vice-President, Head of Strategy and Development Functional Division, Sistema;

•      Mr. Alexey Buyanov, Senior Vice President, Head of Financial Functional Division, Sistema;

•      Mr. Daniel Crawford, independent director;

•      Mr. Sergei Drozdov, Senior Vice President, Head of the Property Functional Division, Sistema;

•      Mr. Mohanbir Gyani, independent director;

•      Mr. Paul Ostling, independent director;

•      Mr. Mikhail Shamolin, President and CEO of MTS;

•      Mr. Ron Sommer, First Vice-President, Head of Telecommunications Business Unit, Sistema;

•      Ms. Tatiana Yevtoushenkova, Advisor to the President of Sberbank.

•      To approve CJSC Deloitte and Touche CIS as MTS’ auditor.

•      To elect members of the Company’s Auditing Commission.

•      To approve the amended and restated version of Company’s Charter.

•      To approve the amended and restated Rules and Regulations of the Company’s Board of Directors.

•      To approve the amended and restated Rules and Regulations of the Company’s Management Board.

•      To approve the amended and restated Rules and Regulations of Remunerations and Compensations Payable to MTS OJSC Board of Directors.

At a subsequent meeting of the new Board of Directors, Mr. Ron Sommer was appointed as the Chairman and Mr. Alexey Buyanov as the Deputy Chairman of the Board. Independent directors Mr. Daniel Crawford, Mr. Mohanbir Gyani and Mr. Paul Ostling were reelected to the Company’s Audit Committee with Mr. Ostling reelected as the Chairman of the Audit Committee.

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

(1)          The dividend yield per share is 8.0%. No dividend will be paid on the 37,762,257 shares that were acquired by MTS as part of the mandatory buyback in September 2008.

(2)          According to the Russian Central Bank exchange rate of 34.0134 RUB/USD as of March 31, 2009. The dividend amount is set in Russian rubles by the Board of Directors; U.S. dollar amounts provided for reference using the foreign exchange rates as of March 31, 2009.

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 93.98 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: June 25, 2009